FORM 51-902F3
Material Change Report

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

August 11, 2004

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on August 11, 2004 for public dissemination. The news release was filed via SEDAR on August 12, 2004.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV] , is pleased to announce that it has completed a brokered private placement of 3,378,571 Units to raise gross proceeds of $946,000. Each Unit consists of one common share and one-half of one common share purchase warrant ("Warrant"), each whole Warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.35 per share.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV] , is pleased to announce that it has completed a brokered private placement of 3,378,571 Units to raise gross proceeds of $946,000. Each Unit consists of one common share and one-half of one common share purchase warrant ("Warrant"), each whole Warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.35 per share.

A cash commission of 8% of the aggregate gross proceeds of the placement was paid upon closing of the placement. In addition, the Company granted Toll Cross Securities Inc. (the "Agent") a Compensation Option entitling it to purchase up to 234,571 Units of the Company at an exercise price of $0.28 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant ("Agent Warrant"). Each whole Agent Warrant entitles the Agent to purchase one additional common share of the Company at a price of $0.35 at any time on or prior to January 28, 2006.

Funds raised via this brokered private placement will be used for continued exploration of the Ghanaian properties comprising the Company's Ashanti II Gold Project and general working capital

This placement is subject to acceptance by regulatory authorities. The shares issued under the private placement will be subject to a four-month hold period expiring November 28, 2004.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 11th day of August, 2004.

PMI VENTURES LTD.

“Kim Evans”

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-14	TSX Venture: PMV
August 11, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 37,463,851

PMI VENTURES LTD. ANNOUNCES COMPLETION OF $946,000 FINANCING

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce that it has completed a brokered private placement of 3,378,571 Units to raise gross proceeds of $946,000. Each Unit consists of one common share and one-half of one common share purchase warrant ("Warrant"), each whole Warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.35 per share.

A cash commission of 8% of the aggregate gross proceeds of the placement was paid upon closing of the placement. In addition, the Company granted Toll Cross Securities Inc. (the "Agent") a Compensation Option entitling it to purchase up to 234,571 Units of the Company at an exercise price of $0.28 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant ("Agent Warrant"). Each whole Agent Warrant entitles the Agent to purchase one additional common share of the Company at a price of $0.35 at any time on or prior to January 28, 2006.

Funds raised via this brokered private placement will be used for continued exploration of the Ghanaian properties comprising the Company's Ashanti II Gold Project and general working capital.

This placement is subject to acceptance by regulatory authorities. The shares issued under the private placement will be subject to a four-month hold period expiring November 28, 2004.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or          Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089           Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.